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                          [TDS LETTERHEAD AND LOGO]

Contact: Murray L. Swanson
         Executive Vice President - Finance
         (312) 630-1900
           e-mail: murray.swanson@teldta.com e-mail: @teldta.com

FOR RELEASE:  IMMEDIATE

                 TDS COMPLETES TENDER OFFER FOR AMERICAN PAGING, INC.

MARCH 18, 1998, CHICAGO, ILLINOIS - Telephone and Data Systems, Inc. [AMEX: TDS] today announced that its tender offer, through its wholly-owned subsidiary, API Merger Corp., for all of the outstanding Common Shares of American Paging, Inc. [AMEX: APP] at $2.50 per share net expired at midnight EST on Tuesday, March 17, 1998, and that it will accept for payment and promptly pay for all Common Shares of APP tendered pursuant to the Offer.

Approximately 2,294,067 Common Shares were tendered and accepted or tender has been guaranteed in the Offer. The shares tendered, together with the 16,500,000 Common Shares already owned by TDS (which includes 12,500,000 Common Shares which TDS is receiving in connection with the conversion of all of the Series A Common Shares of the Company previously held by TDS), represent approximately 93.3% of the outstanding Common Shares of APP. The tendered shares will be purchased by API Merger Corp. which will, as soon as practicable after such purchase, merge into APP. In that second-step merger, each APP Common Share not purchased in the tender offer, other than those held by TDS or its subsidiaries, will be converted into the right to receive $2.50 per Common Share in cash. After completion of the merger, pursuant to a previously reported definitive Asset Contribution Agreement, APP and TSR Paging, Inc. expect to combine their respective paging businesses.

TDS is a Chicago-based telecommunications company with established cellular telephone, local telephone and radio paging operations and developing PCS operations. TDS strives to build value for its shareholders by providing excellent communications services in attractive, closely related segments of the telecommunications industry.

TDS Internet Home Page:  http://www.teldta.com.

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